# HOUND INC

# FINANCIAL STATEMENTS

*For the fiscal year January 01, 2021 to December 31, 2021*

*(Unaudited)*

**HOUND INC**
**BALANCE SHEET**

| | As of December 31, 2020 | As of December 31, 2021 |
|---|---|---|
| **Current Assets** | | |
| Cash | $ - | $ 79,456 |
| Prepaid expenses | $ - | $ 3,153 |
| Accounts receivables | $ - | |
| **Total Current Assets** | $ - | $ 82,609 |
| | | |
| **Fixed Assets** | | |
| Depreciable Assets | $ 4,186 | $ - |
| Accumulated Depreciation | $ (4,186) | $ - |
| **Total Fixed Assets** | $ - | $ - |
| | | |
| **Other Assets** | | |
| Intangible Assets | $ 3,127 | $ 3,127 |
| Accumulated Amortization | $ (104) | $ (313) |
| **Total Other Assets** | $ 3,023 | $ 2,814 |
| | | |
| **Total Assets** | **$ 3,023** | **$ 85,423** |
| | | |
| **Current Liabilities** | | |
| Account payable | $ - | $ - |
| Credit Card Payable | $ 2,362 | $ 6,386 |
| **Total Current Liabilities** | $ 2,362 | $ 6,386 |
| | | |
| **Longer Term Liabilities** | | |
| SAFE - 2341436 Ontario Inc. | | $ 50,000 |
| SAFE - Badger CPA Inc. | | $ 50,000 |
| SAFE - Chad Malpass | | $ 25,000 |
| SAFE - Kathryn Sarpong | | $ 30,000 |
| SAFE - Kitrina Journell | | $ 25,000 |
| SAFE - Mackenzie Reddin | | $ 2,500 |
| SAFE - Nicholas Vaughan | | $ 50,000 |
| SAFE - Philipp Hubertus Mohr | | $ 85,000 |
| **Total Long Term Liabilities** | $ - | $ 317,500 |
| **Total Liabilities** | $ 2,362 | $ 323,886 |
| | | |
| **Shareholders' Equity** | | |
| Common Stock | $ 100 | $ 100 |
| APIC | $ 17,906 | $ 92,653 |
| Retained Earnings | $ - | $ (17,345) |
| Current year net income/loss | $ (17,345) | $ (313,871) |
| **Total Equity** | $ 661 | $ (238,463) |
| | | |
| **Total Liabilities and Shareholders' Equity** | **$ 3,023** | **$ 85,423** |

**HOUND INC**
**STATEMENT OF OPERATIONS**

| Operating Income | | 2020 | | | 2021 |
|---|---|---|---|---|---|
| Revenue | $ | - | $ | | 5,000.00 |
| Cost of Goods Sold | $ | - | $ | | 114,648.00 |
| **Gross Profit** | $ | - | $ | | (109,648.00) |
| | | | | | |
| | | | | | |
| **Operating Expenses** | | | | | |
| Auto Expense | | | $ | | 40.00 |
| Bank fee | $ | - | $ | | 2,306.00 |
| Compensation of Officer | | | $ | | 39,000.00 |
| Salaries and wages | | | $ | | 28,000.00 |
| Payroll Taxes | | | $ | | 9,321.00 |
| Employee Meals | $ | 814.45 | $ | | 5,761.00 |
| Computer Supplies | | | $ | | 5,269.00 |
| Dues and Subscriptions | | | $ | | 308.00 |
| Education and Training | | | $ | | 1,059.00 |
| Graphic Design | $ | 1,000.00 | | | |
| Internet | $ | 12.00 | | | |
| Office expense | | | $ | | 549.00 |
| Legal and professional | | | $ | | 10,886.00 |
| Marketing | $ | 121.75 | $ | | 30,979.00 |
| Shipping and postage | | | $ | | 2,756.00 |
| Insurance | | | $ | | 5,509.00 |
| Membership | $ | 595.00 | | | |
| Subcontractor | | | $ | | 29,450.00 |
| Supplies | | | $ | | 837.00 |
| Office Rent | $ | 250.00 | $ | | 4,493.00 |
| Shipping | $ | 123.15 | | | |
| Travel | $ | 1,614.63 | $ | | 14,400.00 |
| Design | $ | 6,120.17 | | | |
| Website | $ | 1,467.00 | | | |
| Computer Software | | | $ | | 12,718.00 |
| Other deduction | $ | 936.52 | $ | | 373.00 |
| Amortization | $ | 104.00 | $ | | 209.00 |
| Depreciation | $ | 4,186.00 | | | |
| **Total Operating Expenses** | $ | 17,344.67 | $ | | 204,223.00 |
| | | | | | |
| **Net Income** | $ | (17,344.67) | $ | | (313,871.00) |

## HOUND INC
### CONSOLIDATED STATEMENT OF EQUITY

| | Common Stock | | Additional | Retained Earnings | |
| --- | --- | --- | --- | --- | --- |
| | Shares | Amount | Paid in Capital | (Accumulated Deficit) | Total |
| **Beginning Balance, Aug 20, 2020** | | $ - | - | - | - |
| Contributions | 10,000,000 | $ 100.00 | 17,906 | - | 18,006 |
| Other Comprehensive Gain/(Loss) | | $ - | - | (17,345) | (17,345) |
| Net Income | | | | | |
| **Ending Balance, December 31, 2020** | 10,000,000 | $ 100.00 | 17,906 | (17,345) | 661 |
| | | | | | |
| **Beginning Balance, January 01, 2021** | 10,000,000 | $ 100.00 | 17,906 | (17,345) | 661 |
| Contributions | | | 74,747 | (313,871) | (239,124) |
| Other Comprehensive Gain/(Loss) | | | | | - |
| Net Income | | | | | - |
| **Ending Balance, December 31, 2021** | 10,000,000 | $ 100.00 | 92,653 | (331,216) | (238,463) |

# HOUND INC
## STATEMENT OF CASH FLOWS

| Cash flows from Operating Activities | | 2020 | | 2021 |
|---|---|---|---|---|
| Net Earnings | $ | (17,345.00) | $ | (313,871.00) |
| Increase in Depreciation | $ | 4,186.00 | $ | - |
| Increase in Amortization | $ | 104.00 | $ | 209.00 |
| Increase in Credit Card Payable | $ | 2,362.00 | $ | 4,024.00 |
| Change in prepaid expenses | $ | - | $ | (3,153.35) |
| **Net Cash Flows from Operating Activities** | $ | (10,693.00) | $ | (312,791.35) |
| | | | | |
| **Cash flows from Investing Activities** | | | | |
| Purchase of Property and Equipment | $ | (4,186.00) | $ | - |
| Purchase of Intangible Assets | $ | (3,127.00) | $ | - |
| **Net Cash flows from Investing Activities** | $ | (7,313.00) | $ | - |
| | | | | |
| **Cash flows from Financing Activities** | | | | |
| Capital Contributions | $ | 18,006.00 | $ | 74,747.00 |
| Increase in Liabilities | $ | - | $ | 317,500.00 |
| **Net Cash flows from Financing Activities** | $ | 18,006.00 | $ | 392,247.00 |
| | | | | |
| **Cash at the Beginning of Period** | $ | - | $ | - |
| Net Increase (Decrease) in Cash | $ | - | $ | 79,456.00 |
| **Cash at End of Period** | $ | - | $ | 79,456.00 |

# HOUND INC
## NOTES TO THE FINANCIAL STATEMENTS
## Fiscal Year January 01, 2021 to December 31, 2021

### 1. Organization

HOUND INC (the "Company"), is a corporation organized under the laws of the State of Delaware.

### 2. Summary of Significant Accounting Policies

A summary for the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

#### a) Basis of Accounting

The Company prepares its financial statements on an cash basis of accounting. Under the cash basis of accounting, revenues are recorded when cash is received and expenses are recorded at the time expenses are paid.

#### b) Fiscal Year

The Company operates on a fiscal year ending on December 31

#### c) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.